October 21, 2015

Larry Spirgel

Assistant Director

Division of Corporation Finance

AD Office 11 - Telecommunications

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Mail Stop 3720

Re:	Entercom Communications Corp.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 2, 2015
Form 8-K
Filed August 6, 2015
File No. 001-14461

Dear Mr. Spirgel:

This letter sets forth Entercom Communications Corp.’s responses to the Staff’s comments in its letter of September 29, 2015. For your convenience, each comment is set out immediately preceding the corresponding response. Please note that where the context requires, the term “Company” means Entercom Communications Corp. and its consolidated subsidiaries.

Form 10-K for Fiscal Year Ended December 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comment 1.	We note your disclosure that revenues are primarily derived from the sale of broadcasting time to local and national advertisers. We further note public disclosure in earnings call transcripts throughout fiscal year 2014 comparing national and local revenues, including best performing categories. Please expand your discussion of revenue to quantify and discuss the significance between national and local revenue, including known trends in advertising categories. Alternatively, please explain your considerations not to expand your discussion. See Item 303(a)(3).

October 21, 2015

Response to Comment 1:

The Company acknowledges the Staff’s comment. The Company believes that the distinction between local and national advertising is not meaningful and that neither of these designations is used by investors to measure a significant component of the Company’s results of operations. Similarly, the Company does not view local versus national as a trend that would materially impact an investor’s expectations for future advertising or understanding of past performance. The Company’s major measure of income is revenue generated by advertising purchases without regard to whether these are local or national purchases. Local and national advertising is only distinguished by the source of the agency placing the business. The Company uses a third-party sales representation firm to reach advertisers outside the geographical area of its radio station markets. While the Company deems these revenues to be national versus local, there is no distinction to the advertiser. An advertiser can change its agency and the agency can change its geographic location, which would result in a change in classification (national vs local) while there is actually no change to the advertiser or the spots placed.

The Company historically provides national and local revenue trends on the earnings call since analysts covering the Company often ask for this information. The Company believes that analysts covering the broadcast industry generally ask for this information because it is important in the television broadcast context. The Company does not believe that it is important in the radio broadcast context.

National revenues approximate in the low 20% range of the Company’s total revenues. This percentage was last provided in the Company’s 2012 annual report on Form 10K. Subsequently, the Company decided to exclude this disclosure in its filings as the Company believes that this fact is not meaningful and is not a financial measure that is helpful to the Company’s investors in identifying meaningful trends.

Station Operating Expenses, page 22

Comment 2.	We note your disclosure that station operating expenses increased for the year primarily due to the commencement and integration of SmartReach Digital. We further note public disclosure in earnings call transcripts throughout fiscal year 2014 indicating that SmartReach Digital is a new division of the company with a separate management team. To the extent material, please include a description of the status of SmartReach Digital, including the expected duration of the investment and development period. See Item 101(c)(1)(ii) of Regulation S-K.

October 21, 2015

Response to Comment 2:

The Company acknowledges the Staff’s comment. The Company’s core business is selling advertising to businesses primarily through radio spots. The Company also sells non-radio advertising by offering businesses a broad range of marketing solutions through concerts, events, the Company’s own digital products and digital products that it resells. In less than half of the Company’s markets, the Company refers to the digital products that it offers as SmartReach Digital (“SRD”).

SRD is, essentially, a label used by the Company to denote the digital component of the products and advertising solutions the Company currently offers to businesses within the Company’s existing operating structure. Management of the Company’s SRD sales initiative does not operate separate and distinct from the Company’s core business but instead operates intermingled within our corporate structure. For example an SRD Digital Sales manager in a given Company market reports to the local market manager who oversees the market’s radio programming operations as well as the market’s advertising sales efforts.

The Company does not believe that SRD is a separate division or reporting center. Instead, SRD essentially represents additional advertising vehicles available from the Company to our clients to further our their marketing efforts. The Company will no longer refer to SRD as a “division” of the Company.

The Company does not presently consider SRD to be a material contributor to the Company’s operations.

Definitive Revised Proxy Statement on Schedule 14A

Compensation Discussion and Analysis

Determination of CEO Incentive Compensation, page 15

Comment 3.	Define the acronym BCF as used on page 15. Please make sure to include the definition of the acronym BCF the first time you use the term. We further note that you use the acronym TBA on page 21 of Form 10-K but do not define it until page 52. Please make sure to define all acronyms the first time they are used to ensure that readers will understand the business better.

Response to Comment 3:

The acronym BCF stands for Broadcast Cash Flow, which consists of operating income (loss) before: depreciation and amortization; time brokerage agreement fees (income); corporate general and administrative expenses; non-cash compensation expense (which is otherwise included in station operating expenses); impairment loss; merger and acquisition costs and restructuring charges; and gain or loss on sale or disposition of assets.

In future filings, the Company will comply and define all acronyms when first used in the document.

October 21, 2015

Form 8-K

Exhibit 99.1, page 4

Comment 4.	We note that you use “Free Cash Flow” as a measure of operating performance. Since this measure is generally associated with a liquidity measure, please consider revising the title to clearly reflect your use of this measure as a measure of operating performance. We refer you to Item 10(e)(ii)E of Regulation S-K.

Response to Comment 4:

The Company acknowledges the Staff’s comment. While the Company recognizes that the measure “Free Cash Flow” is typically associated with liquidity, the Company also believes that the manner in which the Company defines “Free Cash Flow” is commonly used in the broadcast industry as a measure of operating performance among investors, analysts and companies. The Company respectfully notes that Question 102.07 of the Staff’s Compliance and Disclosure Interpretations acknowledges that “this measure [Free Cash Flow] does not have a uniform definition and its title does not describe how it is calculated.”

We acknowledge that we are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company and its management are in possession of all facts relating to our disclosures, we are responsible for the accuracy and adequacy of the disclosures we have made.

We also acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/S/ Stephen F. Fisher

Stephen F. Fisher
Executive Vice President and
Chief Financial Officer

Cc:	Andrew Sutor, Senior Vice President and General Counsel
Eugene D. Levin, Chief Accounting Officer